August 23, 2006

Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:                               Covance Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 1, 2006

Via EDGAR Transmission

Dear Mr. Rosenberg:

Set forth below are the responses of Covance Inc. to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 26, 2006, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2005.

1.               Comment—Management’s Discussion and Analysis Critical Accounting Policies:

Although you identify your critical accounting estimates and provide a qualitative disclosure about their nature, you do not appear to include a quantification of the variability in operating results that you expect to be reasonably likely to occur.  Please provide to us, in disclosure-type format, a discussion that quantifies:

•                  The effect that changes in estimates have had on the financial statements for each period presented; and

•                  The effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

•                  Regarding income taxes, the balance of the tax reserve for each period presented and a discussion of any significant changes in the reserve balance.  If there have not been any significant changes to the reserve balance for each of the periods presented, indicate such in your proposed revised disclosure.

Response:

Critical Accounting Policies—We disclose what we believe to be our critical accounting policies within our Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Some of the critical accounting policies require the use of critical accounting estimates.  The Company does not believe that changes in the assumptions underlying our critical accounting estimates during each of the years in the three year period ended December 31, 2005 have had a material impact on our financial statements.  In addition, there are no assumption changes which we believe are reasonably likely to occur which we expect to materially impact our financial statements going forward.  We provide the following discussion of the impact that changes in our critical accounting estimates and assumptions have had on amounts reflected in our financial statements.

Defined Benefit Pension Plans—The Company sponsors defined benefit pension plans for the benefit of its employees at three foreign subsidiaries as well as a non-qualified supplemental executive retirement plan and a post-employment retiree health and welfare plan for the benefit of eligible employees at certain U.S. subsidiaries.  The measurement of the related benefit obligation and net periodic benefit cost recorded each year is based upon actuarial computations which require the use of judgment as to certain assumptions.   The more significant of these assumptions are: (a) the appropriate discount rate to use in computing the present value of the benefit obligation; (b) the expected return on plan assets (for funded plans); and (c) the expected future rate of salary increases (for pay-related plans).  Actual results (such as the return on plan assets, future rate of salary increases and plan participation rates) will likely differ from the assumptions used.  Those differences, along with changes that may be made in the assumptions used from period to period, will impact the amounts reported in the financial statements and footnote disclosures.

Set forth below is a discussion of the impact that differences between assumed and actual results and assumption changes have had for each period for which an income statement or balance sheet is presented for our UK defined benefit pension plans (the largest of our defined benefit-type pension plans).

UK Defined Benefit Pension Plans:

($’s in Millions)	2005	2004	2003	2002
Net Periodic Benefit Cost	$4.1	$4.3	$4.1	$3.0

Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost:	2005	2004	2003	2002
Discount rate	5.75%	6.00%	6.00%	6.50%
Expected rate of return on assets	6.75%	6.00%	6.00%	6.50%
Salary increases	4.00%	3.50%	3.50%	3.50%

The change in the net periodic benefit cost from period to period is attributable to the following:

($’s in Millions)	2004 to 2005	2003 to 2004	2002 to 2003
Change in discount rate	$0.4	n/a	$0.5
Change in expected rate of return on assets	(0.6)	n/a	0.3
Change in rate of salary increases	0.4	n/a	n/a
Other, including differences between actual experience and assumptions used	(0.4)	$(0.3)	nil
Foreign currency exchange rate changes	nil	0.5	0.3
Net change in periodic benefit cost	$(0.2)	$0.2	$1.1

Weighted Average Assumptions Used to Determine Benefit Obligation:	2005	2004	2003
Discount rate	5.00%	5.75%	6.00%
Salary increases	4.00%	4.00%	3.50%

The change in the projected benefit obligation from period to period is attributable to the following:

($’s in Millions)	2004 to 2005	2003 to 2004
Benefit obligation, beginning of year	$103.3	$79.4
Service/interest cost components of net periodic benefit cost in year	10.5	9.6
Benefits paid	(1.2)	(1.5)
Reduction in discount rate	17.8	5.4
Change in rate of salary increases	n/a	2.5
Other, including differences between actual experience and assumptions used	0.3	0.3
Foreign currency exchange rate changes	(10.9)	7.6
Benefit obligation, end of year	$119.8	$103.3

Although we do not believe that differences between our actual experience and the actuarial assumptions used or the impact of changes in such actuarial assumptions from period to period have had a material impact on our financial statements, in response to the SEC comment we will include a discussion similar to that presented above in our future filings for our UK defined benefit pension plans.

Information similar to that presented above for our second largest defined benefit-type plan (our Supplemental Executive Retirement Plan) is presented below.

Supplemental Executive Retirement Plan:

($’s in Millions)	2005	2004	2003	2002
Net Periodic Benefit Cost	$1.8	$1.6	$1.0	$0.8

Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost:	2005	2004	2003	2002
Discount rate	6.00%	6.25%	6.75%	7.25%
Salary increases	4.00%	4.00%	4.50%	4.75%

Changes in the net periodic benefit cost from period to period resulted from the following:

($’s in Millions)	2004 to 2005	2003 to 2004	2002 to 2003
Change in discount rate	$0.1	$0.1	$0.1
Change in rate of salary increases	n/a	(0.1)	nil
Actuarial loss (gain)—resulting from differences between actual experience and assumptions used	nil	0.2	nil
Other changes (net increase in plan participants, plan amendments, etc.)	0.1	0.4	0.1
Net change in periodic benefit cost	$0.2	$0.6	$0.2

Weighted Average Assumptions Used to Determine Benefit Obligation:	2005	2004	2003
Discount rate	5.50%	6.00%	6.25%
Salary increases	4.00%	4.00%	4.00%

Changes in the projected benefit obligation from period to period resulted from the following:

($’s in Millions)	2004 to 2005	2003 to 2004
Benefit obligation, beginning of year	$8.7	$7.4
Service/interest cost components of net periodic benefit cost in year	1.7	1.5
Reduction in discount rate	0.6	0.3
Actuarial loss (gain)—resulting from differences between actual experience and assumptions used	nil	(0.5)
Benefit obligation, end of year	$11.0	$8.7

We believe that the impact of differences between our actual experience and the actuarial assumptions used and of changes in such actuarial assumptions from period to period has been clearly inconsequential and thus not meaningful for disclosure.  Unless the impact of such differences or changes in assumptions becomes more meaningful in the future, we do not believe it is useful to include disclosure relating to the Supplemental Executive Retirement Plan and the other smaller plans similar to that presented above in future filings.

Bad Debts—The Company maintains a provision for doubtful accounts.  The balance of the provision for doubtful accounts is based upon estimates and assumptions as to amounts that may not ultimately be collected from customers and totaled $2.4 million and $2.3 million or 1.1% and 1.3% of the gross trade receivable balance as of December 31, 2005 and 2004, respectively.  Historically bad debt write-offs have been immaterial.  For example, the bad debt expense recorded during the years ended December 31, 2005, 2004 and 2003 was $0.4 million, $0.4 million and $0.7 million or 0.03%, 0.04% and 0.07%, respectively, of total revenue.  We believe it is not useful to disclose these amounts.

Income Taxes—The amount of the income tax accrual for adverse outcomes on tax proceedings as of December 31, 2005 and 2004 was $8.7 million and $8.3 million, respectively.  There have not been any significant changes in either the total reserve balance or the components of the reserve balance over this period.  We will disclose the amount of the reserve balance in future filings as well as the reasons for significant changes in such reserve balance as they occur.

2.               Comment—Segment Information:

Explain to us why you do not provide the disclosure required by paragraph 37 of FAS 131 or provide us, in disclosure-type format, the required disclosure.

Response:

We believe that we provide the information required by paragraph 37, and as interpreted by paragraphs 101-103, of FAS 131.  As our business activities are organized, and our segment disclosures are presented, on the basis of differences in products and services, we have always provided the enterprise-wide disclosures discussed in paragraph 37 as part of the reportable operating segment information.  The reason we do not provide product revenue separate and apart from service revenue is that our total product revenue is an immaterial part of our consolidated revenue.  For example, our product revenue for the years ended December 31, 2005, 2004 and 2003 was $51.1 million, $38.9 million and $37.2 million, respectively, or 4.1%, 3.8% and 3.8%, respectively, of consolidated revenue.

Per your request, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

/s/ Ross A. Hyams
Ross A. Hyams

cc:         Sasha Parikh, Securities and Exchange Commission
Lisa Vanjoske, Securities and Exchange Commission